SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Super Micro Computer, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86800U104
(CUSIP Number)
Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Value Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

(1) In its capacity as the direct owner of 2,263,610 shares of common stock of the Issuer.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Value Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Value Equity Fund, L.P.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Value Equity Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Value Equity Fund GP, L.P.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole director of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole shareholder of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 13 of 19 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 14 of 19 Pages

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON HC

(1) Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 15 of 19 Pages

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,263,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,263,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,263,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON HC

(1) Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 16 of 19 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 5 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c), (f)	This Schedule 13D is filed by:
	(i)	Oaktree Value Equity Fund, L.P., a Cayman Islands exempted limited partnership (“VEF”), in its capacity as the direct owner of 2,263,610 shares of Common Stock;
	(ii)	Oaktree Value Equity Fund GP, L.P., a Cayman Islands exempted limited partnership (“VEF GP”), in its capacity as the general partner of VEF;
	(iii)	Oaktree Value Equity Fund GP Ltd., a Cayman Islands exempted company (“VEF Ltd.”), in its capacity as the general partner of VEF GP;
	(iv)	Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of VEF Ltd.;
	(v)	Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), in its capacity as the general partner of Management;
	(vi)	Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas”), in its capacity as the sole managing member of Management GP;
	(vii)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as sole shareholder of VEF Ltd.;
	(viii)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;
	(ix)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;
	(x)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;
	(xi)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;
	(xii)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the indirect owner of the class B units of each of OCG and Atlas;
	(xiii)	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; and
	(xiv)	BAM Partners Trust, a trust established under the laws of Ontario (the “BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM. BAM Class B Partners Inc. (“BAM Partners”), an Ontario corporation, is the trustee of the BAM Partnership.

The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Set forth in the attached Schedule A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively the “Covered Persons”), and is incorporated by reference into this Item 2. Except as set forth in Schedule A, each of the Covered Persons that is a natural person is a United States citizen.

Except for BAM and the BAM Partnership and as set forth in Schedule A, the address of the business office of each of the Reporting Persons and Covered Persons is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The address of BAM and the BAM Partnership is Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3.

(d)-(e)

Except as described in the next paragraph, during the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 10, 2018, the Securities and Exchange Commission (the “SEC”) accepted Management’s offer to resolve an investigation into violations of Rule 206(4)-5 of the Investment Advisers Act, which prohibits a registered investment adviser from receiving compensation for advisory services from a governmental entity for two years after a prohibited political contribution exceeding certain limits is made by the adviser or a “covered associate” of the adviser to an official of or candidate for office of that governmental entity. Management cooperated immediately and fully with the SEC’s inquiry into this matter and, without admitting or denying the SEC’s findings in an administrative cease and desist order, agreed to a censure, to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Investment Advisers Act and Rule 206(4)-5 thereunder, and to pay a civil monetary penalty of $100,000.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

A total of approximately $45,210,047 was paid to acquire the Common Stock reported herein. The funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of VEF.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Amendment No. 2 were calculated based upon 49,934,337 shares of Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed with the SEC on May 7, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth on Schedule B attached hereto, there have been no transactions in the shares of Common Stock during the sixty (60) days prior to the date of this Amendment No. 2 by any of the Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by VEF.

(e)	June 2, 2021

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the 13D is hereby amended and restated as follows:

Exhibit A: Joint Filing Agreement, dated June 17, 2021.

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2021

OAKTREE VALUE EQUITY FUND, L.P.

By:	Oaktree Value Equity Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE VALUE EQUITY FUND GP, L.P.

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE VALUE EQUITY FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 18 of 19 Pages

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

CUSIP No. 86800U104	SCHEDULE 13D/A	Page 19 of 19 Pages

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

SCHEDULE B

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the shares of Common Stock effected in the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is before commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
04/19/2021	(15,000)	38.55	38.48 – 38.57
04/20/2021	(18,145)	38.12	37.92 – 38.30
04/21/2021	(16,536)	38.36	38.30 – 38.53
04/22/2021	(55,319)	37.82	37.68 – 38.15
04/26/2021	(41,962)	38.67	38.50 – 38.86
04/27/2021	(36,581)	38.44	38.32 – 38.57
04/28/2021	(31,357)	38.10	38.10 – 38.12
04/29/2021	(22,235)	38.09	38.00 – 38.16
04/30/2021	(12,865)	37.20	37.09 – 37.54
05/03/2021	(25,000)	37.32	37.30 – 37.32
05/27/2021	(31,897)	36.18	36.03 – 36.37
06/02/2021	(168,103)	36.10
06/07/2021	(36,000)	36.93	36.88 – 36.99
06/08/2021	(14,000)	36.98
06/15/2021	(59,100)	36.15	36.14 – 36.16
06/16/2021	(2,290)	35.86	35.85 – 36.00

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATE: June 17, 2021

OAKTREE VALUE EQUITY FUND, L.P.

By:	Oaktree Value Equity Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE VALUE EQUITY FUND GP, L.P.

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE VALUE EQUITY FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary